Abitibi-Consolidated Inc.
Consolidated Statements of Losses

	Three months ended
	March 31	March 31
(unaudited)	2008	2007
(in millions of Canadian dollars)	$	$

Sales	936	1,068

Cost of sales, excluding amortization	801	843
Amortization of property, plant and equipment	84	105
Amortization of intangible assets	4	4
Distribution costs	117	116
Selling, general and administrative expenses	50	47
Closure costs and other related charges (note 3)	3	9

Operating loss	(123)	(56)
Interest expense	78	86
Loss (gain) on translation of foreign currencies	82	(33)
Other expenses (income), net (note 4)	28	(4)

Loss before the following items	(311)	(105)
Income tax recovery (note 5)	(76)	(49)
Share of earnings from investments subject to significant influence	—	1
Non-controlling interests	(3)	(15)

Net loss	(238)	(70)

Consolidated Statements of Comprehensive Losses

	Three months ended
	March 31	March 31
(unaudited)	2008	2007
(in millions of Canadian dollars)	$	$

Net loss	(238)	(70)
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustment	16	(12)
Reclassification to earnings of gains on derivatives designated as cash flow hedging instruments (a)	(10)	(1)
Change in unrecognized gains on derivatives designated as cash flow hedging instruments (b)	—	5

Total other comprehensive income (loss), net of income taxes	6	(8)

Comprehensive loss	(232)	(78)

(a)	Net of $5 million of income taxes in the three months ended March 31, 2008 (2007 — $1 million).

(b)	No income taxes in the three months ended March 31, 2008 (2007 — $2 million).
See accompanying notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Cash Flows

	Three months ended
	March 31	March 31
(unaudited)	2008	2007
(in millions of Canadian dollars)	$	$

Operating activities
Net loss	(238)	(70)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	88	109
Future income taxes	(75)	(52)
Loss (gain) on translation of foreign currency long-term debt	89	(40)
Employee future benefits, excess of funding over expense	(20)	(25)
Recognition of non-cash hedging gains related to revenues	(12)	—
Non-controlling interests	3	15
Other non-cash items	11	(14)
Changes in non-cash operating working capital components
Accounts receivable	(86)	47
Inventories	9	(101)
Prepaid expenses	(2)	(2)
Accounts payable and accrued liabilities	43	(37)

Cash flows used in operating activities	(190)	(170)

Financing activities
Increase in short-term debt	243	153
Dividends and cash distributions paid to non-controlling interests	(2)	(6)
Other	(1)	—

Cash flows from financing activities	240	147

Investing activities
Additions to property, plant and equipment	(21)	(26)
Decrease of cash subject to restriction	2	—
Other	2	1

Cash flows used in investing activities	(17)	(25)

Increase (decrease) in cash and cash equivalents	33	(48)
Foreign currency translation adjustment on cash and cash equivalents	1	—
Cash and cash equivalents, beginning of period	132	216

Cash and cash equivalents, end of period	166	168

Cash outflows during the period related to
Interest	76	77
Income taxes	3	3

	79	80

See accompanying notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Balance Sheets

	March 31	December 31
(unaudited)	2008	2007
(in millions of Canadian dollars)	$	$

ASSETS

Current assets
Cash and cash equivalents	166	132
Accounts receivable, net	391	303
Inventories, net (note 7)	521	530
Prepaid expenses	46	44
Assets held for sale (note 8)	180	—

Total current assets	1,304	1,009

Assets held for sale (note 8)	33	174
Property, plant and equipment, net	2,931	3,015
Intangible assets, net	439	443
Employee future benefits	519	500
Future income taxes	7	8
Other assets	185	183
Goodwill	1,240	1,240

Total assets	6,658	6,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	712	691
Short-term debt (note 1)	630	383
Long-term debt due within one year (note 1)	355	342
Liabilities associated with assets held for sale (note 8)	25	—

Total current liabilities	1,722	1,416

Liabilities associated with assets held for sale (note 8)	24	19
Long-term debt (note 1)	3,080	3,001
Employee future benefits	261	261
Future income taxes	124	205
Other long-term liabilities	60	55
Non-controlling interests	71	69

Shareholders’ equity
Capital stock	3,518	3,518
Contributed surplus	45	43
Deficit	(1,829)	(1,591)
Accumulated other comprehensive loss (note 6)	(418)	(424)

Total shareholders’ equity	1,316	1,546

Total liabilities and shareholders’ equity	6,658	6,572

See accompanying notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended
	March 31	March 31
(unaudited)	2008	2007
(in millions of Canadian dollars)	$	$

Capital stock

Common shares, beginning and end of period	3,518	3,518

Contributed surplus
Contributed surplus, beginning of period	43	40
Stock option compensation expense	2	1

Contributed surplus, end of period	45	41

Deficit
Deficit, beginning of period	(1,591)	(843)
Transition adjustment on adoption of Financial Instruments standards, net of taxes	—	(34)
Net loss	(238)	(70)

Deficit, end of period	(1,829)	(947)

Accumulated other comprehensive loss, net of taxes
Accumulated other comprehensive loss, beginning of period	(424)	(264)
Transition adjustment on adoption of Financial Instruments standards, net of taxes	—	(7)
Other comprehensive income (loss) for the period, net of income taxes	6	(8)

Accumulated other comprehensive loss, end of period	(418)	(279)

Total shareholders’ equity, end of period	1,316	2,333

Total of deficit and accumulated other comprehensive loss amounts to $2,247 million as of March 31, 2008 ($1,226 million as of March 31, 2007).
See accompanying notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Business Segments
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

			Operating	Additions to	Sales
Three months ended March 31, 2008	Sales	Amortization	loss(1)	capital assets (2)	volume

	$	$	$	$

Newsprint	508	46	(48)	12	809	a)
Specialty papers	323	29	(20)	8	411	a)
Wood products (3)	86	10	(26)	1	294	b)
Corporate and other	19	3	(29)	—

	936	88	(123)	21

			Operating	Additions to	Sales
Three months ended March 31, 2007	Sales	Amortization	profit (loss) (1)	capital assets (2)	volume

	$	$	$	$

Newsprint	577	57	21	17	779	a)
Specialty papers	353	38	1	9	401	a)
Wood products (3)	140	11	(28)	—	399	b)
Corporate and other	(2)	3	(50)	—

	1,068	109	(56)	26

a)	In thousands of tonnes

b)	In millions of board feet

(1)	Specific items affecting operating profit (loss)

Three months ended	Closure Costs	Other Elements(i)	Foreign exchange contracts	SG&A Expenses(ii)	Total Specific Items

March 31, 2008
Newsprint	—	3	—	—	3
Specialty Papers	—	—	—	—	—
Wood products	—	—	—	—	—
Corporate and Other	3	—	(15)	—	(12)

	3	3	(15)	—	(9)

March 31, 2007
Newsprint	—	1	—	—	1
Specialty Papers	—	—	—	—	—
Wood products	—	—	—	—	—
Corporate and Other	9	—	—	9	18

	9	1	—	9	19

(i)	Other elements include early retirement program costs. These expenses are included as part of “Cost of sales” in the Consolidated Statements of Losses.

(ii)	SG&A expenses in 2007 pertain to merger related costs. Amounts are presented in “Selling, general and administrative expenses” in the Consolidated Statements of Losses.

(2)	Capital assets include property, plant and equipment and intangible assets.

(3)	Wood products sales exclude inter-segment sales of $39 million for the three months ended March 31, 2008 ($40 million for the three months ended March 31, 2007).

	March 31	December 31
Total assets	2008	2007

	$	$

Newsprint	880	885
Specialty papers	487	493
Wood products	71	78
Corporate and other	5,220	5,116

	6,658	6,572

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
1.	Liquidity and debt

These interim unaudited consolidated financial statements of Abitibi-Consolidated Inc. (the “Company” or “Abitibi”) are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due.

As described in Note 1, “Going Concern” to the Company’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 31, 2008, the Company experienced a liquidity shortfall and faced significant near-term liquidity challenges. As a result of these liquidity issues, we concluded at December 31, 2007 that there was substantial doubt about the Company’s ability to continue as a going concern. As of March 31, 2008, the Company had a total of $355 million (US$346 million) of long-term debt maturing in 2008: $201 million (US$196 million) principal amount of its 6.95% Notes due April 1, 2008 and $154 million (US$150 million) principal amount of 5.25% Notes due June 20, 2008 issued by Abitibi-Consolidated Company of Canada (“ACCC”), a wholly-owned subsidiary of Abitibi. The Company also had revolving bank credit facilities with commitments totaling $710 million maturing in the fourth quarter of 2008. These amounts were successfully refinanced on April 1, 2008. The financing transactions that were completed are discussed below. While the April 1 refinancing has alleviated the substantial doubt about Abitibi’s ability to continue as a going concern, significant financial uncertainties remain for the Company to overcome including, but not limited to, its ability to repay or refinance its US$350 million 364-day term facility due on March 30, 2009, to service the considerable debt resulting from the April 1, 2008 refinancing and to overcome its expected ongoing net losses and negative cash flows.

The following series of financing transactions, completed on April 1, 2008, addressed the near-term debt maturities and general liquidity challenges of Abitibi.
•	A private placement, by ACCC of $422 million (US$413 million) of 13.75% senior secured notes due 2011 (the “2001 Notes”). The senior secured notes are guaranteed by Abitibi and certain of its subsidiaries, and are secured by mortgages on certain pulp and paper mills owned by, and security interests in and pledges of certain other assets of, ACCC and the guarantors.

•	A $409 million (US$400 million) 364-day senior secured term loan (“Term Loan”) to ACCC, with interest at LIBOR + 800 basis points, with a 3.5% LIBOR floor. ACCC repaid, as required, US$50 million of the Term Loan with some of the proceeds from the sale of its Snowflake, Arizona newsprint mill (see note 8 “Assets held for sale and liabilities associated with assets held for sale”). The Term Loan is secured primarily by the personal property (including accounts receivable and inventory, but excluding equipment, intellectual property and capital stock of subsidiaries) of ACCC, Abitibi and other guarantors, and by a first lien on substantially all of the assets of Donohue Corp. (“D-Corp.”), a wholly-owned subsidiary of ACCC until its sale to a subsidiary of AbitibiBowater Inc. (“AbitibiBowater”), Abitibi’s parent company, on April 1, 2008, (see note 11, “Subsequent events”) and D-Corp’s subsidiaries, including fixed assets and certain other assets. The Term Loan ranks effectively senior to the 2011 Notes to the extent of the collateral securing the Term Loan.

•	A private exchange offer whereby ACCC exchanged a combination of new senior unsecured notes and cash for an aggregate of a $465 million (US$455 million) of outstanding notes issued by Abitibi, ACCC and Abitibi-Consolidated Finance L.P. (“ACF”), a wholly-owned subsidiary of Abitibi. The exchange included a combination of US$218 million cash and US$293 million new 15.5% unsecured notes, due 2010, issued by ACCC for 89.4%, 92.1% and 94.8%, respectively, of three series of outstanding notes: (i) US$175 million principal amount of 6.95% senior notes due April 1, 2008, issued by Abitibi, (ii) US$138 million principal amount of 5.25% senior notes due June 20, 2008, issued by ACCC, and (iii) US$142 million principal amount of 7.875% senior notes due August 1, 2009, issued by ACF.

•	US$350 million cash received from AbitibiBowater, together with notes receivable, in exchange for the sale of D-Corp. and its subsidiaries. AbitibiBowater financed this acquisition from the sale of a private placement of US$350 million convertible notes.
As a result of the refinancing and the repayment and cancellation of the Abitibi credit facilities, Abitibi is no longer subject to restrictive financial covenants on its recourse debt.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
2.	Summary of significant accounting policies

These interim consolidated financial statements are prepared in accordance with Canadian GAAP, with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.

These consolidated financial statements are prepared using the same accounting principles and application thereof as Abitibi’s audited consolidated financial statements included in its 2007 Annual Report on Form 20-F, except for the following recently adopted accounting pronouncements:

General standards of financial presentation

In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Standards Board (“AcSB”) issued amended Handbook Section 1400, General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. We adopted this standard when it became effective on January 1, 2008. This standard did not impact the presentation of our financial statements.

Capital disclosures

On January 1, 2008, the Company adopted section 1535 of the Handbook, Capital Disclosures. The capital disclosures standards establish required disclosure of information about an entity’s capital and how it is managed, including an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Inventories

On January 1, 2008, the Company adopted section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on the determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

Entities can choose to apply the standard either to opening inventory for the period, adjusting opening retained earnings by the difference in the measurement of opening inventory, or retrospectively, by restating prior periods. The adoption of this standard had no significant impact on the Company’s consolidated financial position as the Company was already following most of the newly required practices.

Financial instruments — disclosure and presentation

In December 2006, the AcSB published the following two sections of the CICA Handbook: section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments — Disclosures and Presentation. These changes are disclosed in Note 10, Financial Instruments and Capital Management. The new standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. The existing requirements on presentation of financial instruments have been carried forward unchanged.

In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk and

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

Accounting principles issued but not yet implemented

Goodwill and Intangible Assets

In February 2008, the AcSB issued section 3064 of the Handbook, Goodwill and Intangible Assets, replacing section 3062, Goodwill and Other Intangible Assets, and section 3450, Research and Development Costs. The objectives of the new standard are to reinforce the principles-based approach to the recognition of costs as an asset under the current definition of assets and the recognition principles in the conceptual framework, and to clarify the application of the concept of matching of revenues and expenses.

The changes will be effective for fiscal years beginning on or after October 1, 2008. Earlier adoption is permitted. The Company is currently assessing the impact that this accounting pronouncement will have on its consolidated financial statements.

3.	Closure costs and other related charges

The principal components of closure costs and other related charges are as follows:

	Three months ended
	March 31
	2008	2007

	$	$

Severance and related costs	3	9

	3	9

Severance and related costs

In the three months ended March 31, 2008, the Company recorded $3 million of severance and related costs associated with employee reduction initiatives throughout the Company.

In the first quarter of 2007, the Company recorded $9 million of severance and related costs mainly associated with the idling, for an indefinite period of time, of its Fort William, Ontario facility, which was subsequently permanently closed.

The following table provides a reconciliation of the mill closure elements provision for the three months ended March 31, 2008 and 2007:

	Three months ended
	March 31
	2008	2007

	$	$

Mill closure elements provision, beginning of period	60	7
Mill closure elements incurred during the period	1	10
Payments	(11)	(4)

Mill closure elements provision, end of period	50	13

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
The Company expects to pay most of the balance of the provision for mill closure elements within the next twelve months. This provision is included in “Accounts payable and accrued liabilities” in the consolidated balance sheets.

4.	Other expenses (income), net

	Three months ended
	March 31
	2008	2007

	$	$

Refinancing transaction costs	11	—
Interest income	(1)	(3)
Discount on sale of accounts receivable	5	6
Net losses representing net changes in the fair value of financial assets and financial liabilities held-for-trading	3	—
Gain on transfer of timberlands	—	(9)
Other	10	2

	28	(4)

Refinancing transaction costs

These costs are related to the refinancing transactions described in Note 1, “Liquidity and debt”.

Gain on transfer of timberlands

On February 23, 2007, the Company acquired all of the timberlands from its 52.5%-owned subsidiary located in Augusta, Georgia. As a result, the Company recorded a gain on the transfer of $9 million, representing the 47.5% non-controlling interest’s share of the gain recorded by the subsidiary, and a non-controlling interest expense of the same amount.

5.	Income tax recovery

In the first quarter of 2007, favourable tax adjustments of $8 million are included in income tax recovery, due to the revision of prior-period tax provisions.

6.	Accumulated other comprehensive loss

The following table provides the components of “Accumulated other comprehensive loss” in the Consolidated Balance Sheets as at:

	March 31	December 31
	2008	2007

	$	$

Foreign currency translation adjustment	(428)	(444)
Unrecognized gains on derivative instruments designated as cash flow hedging instruments, net of taxes of $4 at March 31, 2008 ($9 million at December 31, 2007)	10	20

	(418)	(424)

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
7.	Inventories, net

	March 31	December 31
	2008	2007

	$	$

Newsprint and specialty papers	126	137
Wood products	71	78
Logs, chips and other raw materials	157	146
Production and maintenance supplies	167	169

	521	530

In the three months ended March 31, 2008, the Company has reversed write-downs of finished goods inventories to net realizable value for $4 million, which increased due to the announced price increases in newsprint and specialty papers segments.

8.	Assets held for sale and liabilities associated with assets held for sale

Assets held for sale are comprised of the following:

	March 31	December 31
	2008	2007

	$	$

Accounts receivable	2	2
Inventories	17	15
Other current assets	1	1
Property, plant and equipment	193	156

Total assets held for sale	213	174
Current portion of total assets held for sale	180	—

Non-current portion of total assets held for sale	33	174

Liabilities associated with assets held for sale are comprised of the following:

	March 31	December 31
	2008	2007

	$	$

Accounts payable and accrued liabilities	24	17
Long-term debt due within one year	1	—
Long-term debt	22	—
Future income tax	1	—
Other long-term liabilities	1	2

Total liabilities associated with assets held for sale	49	19
Current portion of total liabilities associated with assets held for sale	25	—

Non-current portion of total liabilities associated with assets held for sale	24	19

At December 31, 2007, the Company’s Snowflake, Arizona mill and some timberlands in the United States were classified as assets held for sale. In connection with the review and approval of the merger of Abitibi and Bowater Incorporated (“Bowater”) (the “Combination”) by the antitrust division of the U.S. Department of Justice (“DOJ”), the Company agreed, among other things, to sell its Snowflake newsprint mill and certain related assets and liabilities. On April 10, 2008, the Company completed the sale of

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
its Snowflake mill for a purchase price of approximately $164 million (US$161 million) to a subsidiary of Catalyst Paper Corporation. The facility has an annual production capacity of approximately 375,000 tonnes of newsprint. This sale was approved by the DOJ. The Company used the proceeds from this sale to repay debt, including the $50 million of the term loan discussed in Note 1, and for general corporate purposes.

At March 31, 2008, in addition to its Snowflake mill, Abitibi held its Fort William, Ontario facility, certain hydroelectric assets and some timberlands for sale. The Company plans to complete the sale of these assets in 2008 for an amount that exceeds their individual carrying values.

The assets and liabilities to be sold are carried on the Consolidated Balance Sheets at the lower of carrying value or fair value less costs to sell.

9.	Employee future benefits

The following table provides total employee future benefit costs for the periods:

	Three months ended
	March 31
	2008	2007

	$	$

Defined contribution pension plans	3	4
Defined benefit pension plans and other benefits	21	37

	24	41

10.	Financial instruments and capital management

Please refer to the financial statement notes to our Annual Report on Form 20-F for the year ended December 31, 2007 for additional information regarding the description and designation basis of the financial instruments held.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
Nature and extent of risks arising from financial instruments

In the normal course of business, the Company is exposed to certain financial risks. Risk management is carried out by a central treasury department under policies approved by the Board of Directors. This department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Derivative financial instruments

We utilize certain derivative instruments to enhance our ability to manage risk relating to cash flow and fair value exposures. Derivative instruments are entered into for periods consistent with related underlying cash flow exposures and do not constitute positions independent of those exposures. We do not enter into contracts for speculative purposes; however, we do, from time to time enter into interest rate, commodity and currency derivative contracts that are not accounted for as accounting hedges.

Financial derivatives designated as held-for-trading consist of foreign currency futures of $2 million classified as financial assets under accounts receivables and, an additional $3 million of foreign currency futures of financial liabilities are classified under accounts payables. Interest rate swaps with a fair value of $14 million are used as fair value hedges of long-term debt. Subsequent to March 31, 2008, we have liquidated all of our interest rate derivative positions.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. The Company has a large and diversified customer base, and as a result, does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses. Credit losses are generally very low and the Company provides for an allowance for doubtful accounts to absorb credit losses. The allowance for doubtful accounts is $8 million at March 31, 2008 (December 31, 2007 — $6 million).

The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with institutions that possess investment grade credit ratings and sets a credit limit on a percentage basis that it can contract with any given financial institution. We have entered into master netting agreements with those counterparties that provide that in the event of default, any amounts due to or from a counterparty will be offset. The risk of counterparty non-performance is considered to be remote.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. In order to manage this risk, the Company forecasts the cash requirements over the near and long term to determine whether sufficient funds will be available. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company aims to maintain flexibility in funding by keeping either committed credit lines or sufficient funds available. Refer to Note 1, “Liquidity and Debt” for additional information regarding how the Company manages its liquidity risks. The following table summarizes the aggregate amount of contractual future cash flows for the Company’s financial liabilities as at March 31, 2008. The carrying value of all financial instruments approximates fair value, except for the following:

			One to	Four to	After five	Fair
	Total		three years	five years	years	Value

Non-derivative financial liabilities	$		$	$	$	$

Long-term debt (excluding amount due within one year)		3,080	569	428	2,083	1,718
Other long-term liabilities		60	52	5	3	60

		3,140	621	433	2,086

Assets with a carrying value of $1,393 million have been pledged against financial liabilities as at March 31, 2008 (December 31, 2007 — $920 million).

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency exchange rates, primarily arising from sales, purchases and loans that are denominated in a currency other than the respective functional currencies of the Company’s foreign and domestic operations. To reduce our exposure to U.S. dollar exchange rate fluctuations, we periodically enter into and designate foreign currency derivatives to hedge certain of our forecasted foreign currency cash inflows.

Interest rate risk

Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our fixed-rate and variable-rate long-term debt and our short-term variable-rate bank debt. Our objective is to manage the impact of interest rate changes on earnings and cash flows and on the market value of our borrowings. The Company has US$850 million of notional amount of interest rate swaps that exchange a fixed rate for a variable rate, which were liquidated subsequent to March 31, 2008. At March 31, 2008, 80% (December 31, 2007 — 85%) of the Company’s debt was at fixed rates.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

		Interest Rate Risk	Foreign Exchange Rate Risk
	Carrying	change of 1%	change of 10%
	amount	Income[1]	Income[1]	OCI[1]

	$	$	$	$

Financial assets
Cash and cash equivalents	166	2	11	3
Accounts receivable	391	—	—	17
Derivative instruments
Interest rate swaps	14	11	—	—

Financial liabilities
Accounts payable and accrued liabilities	712	—	—	14
Short-term debt	630	6	32	—
Long-term debt due within one year	355	—	35	—
Long-term debt	3,080	2	287	—

[1]	Represents annualized effect on income or other comprehensive income (“OCI”)
Capital management

The Company’s objectives when managing capital are:
•	to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders;

•	to make proper capital investments for asset compliance and maintenance purposes to ensure the Company remains competitive and in compliance with regulatory requirements;

•	to make proper capital investments to seek opportunities to reduce costs and to increase sales of higher-margin grades of coated and value added uncoated papers;

•	from a financial perspective, achieving stable liquidity and reducing our debt are the top priorities going forward;
Our primary sources of liquidity and capital resources are cash on hand, cash provided by operations and available borrowings under credit facilities, including our accounts receivable securitization program. Our major cash requirements are to fund operating activities, working capital, capital expenditures and debt service obligations. Refer to Note 1. “Liquidity and Debt” for additional information regarding how the Company manages its capital.

The April 1, 2008 financing transactions were designed to address upcoming debt maturities and general liquidity needs. All financial commitments that carried restrictive financial covenants were retired and as a result, the Company no longer has external restrictive financial covenant requirements.

The total capital as at March 31, 2008 and December 31, 2007 is calculated as follows:

	March 31	December 31
	2008	2007

	$	$

Short and long-term debt	4,065	3,726
Non-controlling interest	71	69

Total debt and non-controlling interest	4,136	3,795
Shareholders’ equity	1,306	1,526

	5,442	5,321,
Less cash and cash equivalents	166	132

Total capital	5,276	5,189

[1]	Shareholders’ equity includes accumulated other comprehensive income net of unrecognized gains and losses on derivative instruments designated as cash flow hedges.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
11.	Subsequent events
Refinancing

On April 1, 2008, the Company successfully completed a series of financing transactions designed to address near-term debt maturities and general liquidity needs. These transactions are described in Note 1.

Sale of Snowflake, Arizona newsprint mill

The Company sold its Snowflake assets on April 10, 2008, as discussed in Note 8.

Sale of D-Corp

D-Corp, a wholly-owned subsidiary of ACCC until its sale to a Subsidiary of AbitibiBowater, on April 1, 2008, indirectly owns the investment in Augusta Newsprint Company and operates the Alabama River and Snowflake newsprint mills, as well as the U.S. Recycling Operations.

On April 1, 2008, D-Corp was spun-off through the creation of a new sister company named US Holding LLC (“US SMLLC”), fully controlled by AbitibiBowater. All outstanding common shares and preferred shares of D-Corp were transferred into US SMLLC for a combination of cash and notes receivable. D-Corp sales for the three months ended March 31, 2008 were $132 million while its assets as of March 31, 2008 amounted to $1,032 million. The transaction will be recorded in the second quarter of 2008.

The Term Loan maturing on March 30, 2009 described in Note 1 is secured primarily by the personal property (including accounts receivable and inventory, but excluding equipment, intellectual property and capital stock of subsidiaries) of ACCC, Abitibi and other guarantors, and by a first lien on substantially all of the assets of D-Corp. and D-Corp’s subsidiaries, including fixed assets and certain other assets.

12.	Comparative figures

Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.